

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

May 30, 2008

<u>VIA U.S. MAIL AND FAX (407) 578-7731</u>

Mr. Harold D. Castle
Chief Financial Officer
The LGL Group, Inc.
2525 Shader Road
Orlando, Florida 32804

      Re: The LGL Group, Inc.
             Form 10-K for the year ended December 31, 2007
             Filed May 13, 2008
             File No. 001-00106

Dear Mr. Castle:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 19

1.   Revise future filings to define the financial ratios and minimum net worth levels required in your financial covenants.

Critical Accounting Policies, Revenue Recognition, page 22

2.   We note that you include revenue recognition as one of your critical accounting estimates. Your discussion herein does not discuss the nature of any estimates regarding the company's revenue recognition. The disclosure merely repeats the policies from your significant accounting policies footnote without elaboration. Your disclosure should supplement, not duplicate, the description of your accounting policies that are already disclosed in the notes to the financial statements. Your discussion should present your analysis of the uncertainties involved in applying accounting principles, specifically address why your accounting estimates bear the risk of change, how you arrived at the estimate, whether that estimate is reasonably likely to change, etc. Please revise in future filings. We refer you to SEC Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Statements, page 44

Note 1. Accounting and Reporting Policies, page 49

Revenue Recognition, page 51

3.   We note that you recognize revenue upon shipment. We also note your disclosure on pages 2 and 8 that your products are "custom designed highly-engineered electric components." Given the customization of your products please explain any customer acceptance provisions included in your sales agreements. For example, tell us if your customers have the right to test the equipment prior to acceptance. In addition, tell us about any obligations you have, if any, subsequent to shipment. Please include a clear discussion of the agreements, which would indicate that the revenue recognition criteria outlined in SAB 104 has been met.

4.   In this regard, please explain your return policy, including any warranties provided to your customers and how they impact your revenue recognition. We note the disclosure on page 17, regarding "yield losses" and increased "rework costs" at your Orlando, facility.

Explain what these costs involve and revise your disclosure in future filings to discuss in greater detail.

5.   We note your use of distributors to sell your products. Please describe the terms of your arrangements with distributors, including payment, price protection, return, exchange, and other significant terms. Disclose when sales through these distributors are recognized, if different from your usual policy of recognizing revenue upon product shipment. If you recognize revenue on shipment of product to distributors, explain why you believe this practice is appropriate. Refer to the guidance in paragraph 6 of SFAS 48 in your response.

Note 2. Restatement of Consolidated Financial Statements, page 56

Consolidated Balance Sheet Adjustments, page 58

6.   We note the $451,000 in accrued compensation expense as one of your reclassifications for the December 31, 2006 balance sheet. Please explain the nature of this reclassification and the error to which it relates.

7.   Your disclosure on page 61 indicates that you incorrectly classified the net carrying value of select Lynch Systems assets as assets held for sale during the three months ended June 30, 2007, instead of asset held for use. We note you subsequently reclassified the net carrying value and related accumulated deprecation on your balance sheet. Please explain how you adjusted the related depreciation expense on your statement of operations for June 30, 2007 and subsequent quarters and quantify the amounts.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or me at (202) 551-3554 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief